UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 KINTERA, INC.
                            ------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   49720P506
                              --------------------
                                 (CUSIP Number)


                               December 12, 2006
                            -----------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [X]  Rule 13d-1(b)

                             [ ]  Rule 13d-1(c)

                             [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G


CUSIP No.: 49720P506                                          Page 2 of 11 Pages

.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


      MAGNETAR FINANCIAL LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  3,347,337
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           ..........................................................
                      7.       Sole Dispositive Power             3,347,337
                      ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,347,337
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.4% based on 40,080,940 shares outstanding as of December 20, 2006.
.................................................................................
12.       Type of Reporting Person:

          IA; OO

                                 SCHEDULE 13G

CUSIP No.: 49720P506                                          Page 3 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.        Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.        Shared Voting Power                4,661,400
Person With           ..........................................................
                      7.        Sole Dispositive Power             0
                      ..........................................................
                      8.        Shared Dispositive Power           4,661,400
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,661,400
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          11.6% based on 40,080,940 shares outstanding as of December 20, 2006.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                 SCHEDULE 13G

CUSIP No.: 49720P506                                          Page 4 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                4,661,400
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           4,661,400
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,661,400
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          11.6% based on 40,080,940 shares outstanding as of December 20, 2006.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                 SCHEDULE 13G

CUSIP No.: 49720P506                                          Page 5 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                4,661,400
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           4,661,400
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,661,400
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          11.6% based on 40,080,940 shares outstanding as of December 20, 2006.
.................................................................................
12.       Type of Reporting Person:

          HC

                                                              Page 6 of 11 Pages

Item 1(a).        Name of Issuer:

                  Kintera, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  9605 Scranton Road, Suite 240, San Diego, CA 92121.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Magnetar Financial LLC ("Magnetar Financial");

                  ii)  Magnetar Capital Partners LP ("Magnetar Capital
                       Partners);

                  iii) Supernova Management LLC ("Supernova Management); and

                  iv)  Alec N. Litowitz ("Mr. Litowitz").

                  This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), and certain managed accounts (the "Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial, and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar
Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).        Citizenship

                  i) Magnetar Financial is a Delaware limited liability company;

                  ii) Magnetar Capital Partners is a Delaware limited partnership;

                  iii) Supernova Management is a Delaware limited liability company; and

                  iv) Mr. Litowitz is a citizen of the United States of America.

                                                              Page 7 of 11 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  49720P506

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act.
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act.
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act.
                  (e) [X] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F).
                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G).
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  (i) As of January 30, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 4,661,400 Shares. This amount consists of: (A) 3,347,337 Shares held for the account of Magnetar Capital Master Fund; and (B) 1,314,063 Shares held for the accounts of the Managed Accounts.

                  (ii) As of January 30, 2007, Magnetar Financial may be deemed to be the beneficial owner of 3,347,337 Shares. This amount consists of Shares held for the account of Magnetar Capital Master Fund.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 11.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its Amendment No. 1 to Form S-3 Registration Statement filed with the Securities and Exchange Commission ("SEC") on January 31, 2007, there were approximately 40,080,940 shares outstanding as of December 20, 2006).

                                                              Page 8 of 11 Pages

                  (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 8.4% of the total number of Shares outstanding (based upon information provided by the Issuer in its Amendment No. 1 to Form S-3 Registration Statement filed with the SEC on January 31, 2007, there were approximately 40,080,940 shares outstanding as of December 20, 2006).

Item 4(c)         Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                            3,347,337

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             3,347,337

(iv) Shared power to dispose or direct the disposition of:                    0


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         4,661,400

(iii) Sole power to dispose or direct the disposition of:

(iv) Shared power to dispose or direct the disposition of:            4,661,400

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007              MAGNETAR FINANCIAL LLC

                                    By: Magnetar Capital Partners LP
                                        As Sole Member

                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager of Supernova Management LLC,
                                           as General Partner of Magnetar
                                           Capital Partners LP

Date: February 2, 2007              MAGNETAR CAPITAL PARTNERS LP


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager of Supernova Management LLC,
                                           as General Partner of Magnetar
                                           Capital Partners LP

Date: February 2, 2007              SUPERNOVA MANAGEMENT LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 2, 2007              ALEC N. LITOWITZ

                                    /s/ Alec N. Litowitz
                                    ---------------------------------

                                                           Page 10 of 11 Pages

                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.   Joint Filing Agreement, dated February 2, 2007 by and among
     Magnetar Financial LLC, Magnetar Capital Partners LP,
     Supernova Management LLC, and Alec N. Litowitz.................        11

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Kintera, Inc. dated as of February 2, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 2, 2007              MAGNETAR FINANCIAL LLC

                                    By: Magnetar Capital Partners LP
                                        As Sole Member

                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager of Supernova Management LLC,
                                           as General Partner of Magnetar
                                           Capital Partners LP

Date: February 2, 2007              MAGNETAR CAPITAL PARTNERS LP


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager of Supernova Management LLC,
                                           as General Partner of Magnetar
                                           Capital Partners LP

Date: February 2, 2007              SUPERNOVA MANAGEMENT LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 2, 2007              ALEC N. LITOWITZ

                                    /s/ Alec N. Litowitz
                                    ---------------------------------